

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
Sheila Lirio Marcelo, President
Care.com, Inc.
201 Jones Road, Suite 500
Waltham, MA 02451

> **Re: Care.com, Inc.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted November 19, 2013**
> **CIK No. 0001412270**

Dear Ms. Marcelo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your disclosure on pages 2 and 69 regarding the consumer gross spend metrics for other industry marketplace. Please revise to explain the relevance of these metrics to your business.

Exhibit 23.1: Consent of Independent Registered Public Accountant

2.   We note that the audit report date of September 13, 2013 in the registration statement does not match the date referenced in the filed consent (September 12, 2013), please refile a new consent from Ernst and Young LLP, Boston, Massachusetts.

You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
       John H. Chory, Esq.
       Latham & Watkins LLP